March 26, 2025

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Megan Masterson and Christine Dietz

Re:	Unisys Corporation

Form 10-K for the fiscal year ended December 31, 2024

Filed February 21, 2025

File No. 001-08729

Ladies and Gentlemen:

Unisys Corporation (the “Company”) acknowledges receipt of comments received from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance by letter dated March 17, 2025, with respect to the Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on February 21, 2025 (collectively, the “Letter”), File No. 001-08729.

As discussed, the Company intends to respond to the Letter by Friday, April 11, 2025.

If the Staff has any questions, please do not hesitate to call me at (215) 274-1816.

Respectfully Submitted,

/s/ Debra McCann
Debra McCann
Executive Vice President and Chief Financial Officer
Unisys Corporation

cc: Kristen Prohl
Senior Vice President, General Counsel
Secretary and Chief Administration Officer